May 23, 2025

Timothy Millage
Chief Financial Officer
Lee Enterprises, Incorporated
4600 East 53rd Street
Davenport, IA 52807

       Re: Lee Enterprises, Incorporated
           Form 10-K for the Fiscal Year Ended September 29, 2024
           File No. 001-06227
Dear Timothy Millage:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing